February 13, 2025

Tianwei Li
Chief Financial Officer
INNO HOLDINGS INC.
2465 Farm Market 359 South
Brookshire, TX 77423

       Re: INNO HOLDINGS INC.
           2465 Farm Market 359 South
           Brookshire , TX 77423
Dear Tianwei Li:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2024
Item 9A. Controls and Procedures, page 26

1.     We note your annual report does not include a report of management   s
       assessment regarding internal control over financial reporting (ICFR) due to a transition period established by rules of the Securities and Exchange Commission. Since you were required to file or filed an annual report for the prior
       year, it appears you are required to report on your management   s
assessment of ICFR.
       Refer to Item 308(a) of Regulation S-K. We also note your officer certifications filed as Exhibits 31.1 and 31.2 exclude required language in paragraph 4(b) and in the introductory part of paragraph 4 referring to ICFR. Please amend your Form 10-K to
       include management   s assessment on ICFR for the fiscal year ended
September 30,
       2024, and certifications that conform exactly to the language set forth within the
       Exchange Act Rule 13a-14(a) and Item 601(b)(31)(i) of Regulation S-K. February 13, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing